June 28, 2002

United States
Securities and Exchange Commission
Washington, D.C. 20549

The Independent Auditors' Report for the Cummins Inc. and Affiliates Retirement and Savings Plan for Onan Employees for the year ended December 31, 2001, cannot be provided for the Plan's required Form 11-K filing with the SEC by July 1, 2002, due to the fact that we have not yet received sufficient information from the Plan's record keeper that reconciles the activity of the Master Trust in which the Plan participates.

Sincerely,

John L. Lewis
Director of Treasury Services